As filed with the Securities and Exchange Commission on February 20, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

RYANAIR HOLDINGS PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

Republic of Ireland
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares of the Nominal Value .635 Euro Cents each, of Ryanair Holdings Plc	100,000,000 American Depositary Shares	$5.00	$5,000,000	$535.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17 and 19
(iii) The collection and distribution of dividends	Articles number 4, 13, 14, 16 and 19
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 12, 16, 17 and 19
(v) The sale or exercise of rights	Articles number 14, 15, 16 and 19
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16, 18 and 19
(vii) Amendment, extension or termination of the deposit agreement	Articles number 21 and 22
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 24
(x) Limitation upon the liability of the depositary	Articles number 15, 19, 20 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Deposit Agreement dated as of May 29, 1997, as amended and restated as of February 28, 2000, as amended and restated as of May 16, 2001, and as further amended and restated as of February 12, 2007, among Ryanair Holding plc, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Ryanair Holdings plc and The Bank of New York relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for  Ordinary Shares of the Nominal Value .635 Euro Cents each of Ryanair Holdings plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Ryanair Holdings plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dublin, Ireland on February 20, 2007.

Ryanair Holdings plc

By:  /s/ James Callaghan
Name:  James Callaghan
Title:    Company Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 20, 2007.

/s/ David Bonderman Name: David Bonderman Director	/s/ Howard Millar Name: Howard Millar Principal Financial Officer and Principal Accounting Officer
/s/ T. Anthony Ryan Name: T. Anthony Ryan Director	/s/ Michael O’Leary Name: Michael O’Leary Principal Executive Officer
/s/ Michael Horgan Name: Michael Horgan Director	_______________________ Name: Emmanuel Faber Director
/s/ Kyran McLaughlin Name: Kyran McLaughlin Director	/s/ Klaus Kirchberger Name: Klaus Kirchberger Director
/s/ James Osborne Name: James Osborne Director	______________________ Name: Paolo Pietrogrande Director

AUTHORIZED U.S. REPRESENTATIVE

THE BANK OF NEW YORK

As Authorized U.S. Representative

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of May 29, 1997, as amended and restated as of February 28, 2000, as amended and restated as of May 16, 2001, and as further amended and restated as of February 12, 2007, among Ryanair Holding plc, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement among Ryanair Holdings plc and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.